UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Response to share price movement - 19 January 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  January 19, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: January 19, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This announcement is not for distribution directly or indirectly in or into any jurisdiction into which the same would be unlawful.

16 January 2009

BARCLAYS PLC

Response to share price movement

In view of Barclays recent share price movement, the Board of Barclays has today issued the following statement. The Board of Barclays knows no justification for the fall in the share price. Barclays will announce full results for the year ended 31 December 2008 on 17 February 2009.  The Board of Barclays expects to report profit before tax for the year, after reflecting all costs, impairment and market valuations, well ahead of the £5,300m consensus estimate of sell-side analysts. Further, Barclays expects to report a year-end equity tier one capital ratio and tier one capital ratio, on a pro forma basis reflecting the conversion of the Mandatorily Convertible Notes, of approximately 6.5% and 9.5% respectively.

-ENDS-

For further information please contact:

Investor Relations                                  Media Relations
Mark Merson                                          Howell James
+44 (0) 20 7116 5752                               +44 (0) 20 7116 6132

John McIvor
 +44 (0) 20 7116 2929

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 150,000 people. Barclays moves, lends, invests and protects money for over 47 million customers and clients worldwide. For further information about Barclays, please visit our website  www.barclays.com

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'will', 'would', 'could', 'aim', 'anticipate', 'target', 'expect', 'envisage', 'estimate', 'intend', 'intention', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, profit before tax, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, expected capital ratios, plans with respect to dividend payments, and plans and objectives for future operations of Barclays and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.